As filed with the Securities and Exchange Commission on May 28, 1999.

                                                      Registration No. 333-71883
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549
                             _________________________

                                  AMENDMENT NO. 3

                                        TO
                                      FORM S-3
                               REGISTRATION STATEMENT
                                       UNDER
                             THE SECURITIES ACT OF 1933
                              ________________________

                                    GALAGEN INC.

             (Exact name of the Registrant as specified in is charter)


                    Delaware                              41-1719104
         (State or other jurisdiction of               (I.R.S. Employer
          incorporation or organization)               Identification No.)


                                  1275 Red Fox Road
                            Arden Hills, Minnesota 55112
                                   (651) 634-4230
                 (Address and telephone number of the Registrant's
                            principal executive offices)

                                  Robert A. Hoerr
           Chairman of the Board of Directors and Chief Executive Officer
                                    GalaGen Inc.
                                 1275 Red Fox Road
                            Arden Hills, Minnesota 55112
                                   (651) 634-4230
             (Name, address and telephone number of agent for service)
                          ___________________________________

                                      copy to:

                                    Kris Sharpe
                                Faegre & Benson LLP
                                 200 Norwest Center
                              90 South Seventh Street
                            Minneapolis, Minnesota 55402
                        ___________________________________

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell and does not seek an offer to buy these securities in any jurisdiction where the offer or sale in not permitted.


                     Subject to completion.  Dated May 28, 1999.


                                    PROSPECTUS

                                  1,633,800 SHARES


                                    GALAGEN INC.



                                    COMMON STOCK

          This prospectus relates to shares of our common stock that may be sold by the selling stockholders named under "Selling Stockholders". We will not receive any of the proceeds from the sale of those shares.


          Our common stock is traded on the Nasdaq National Market under the symbol "GGEN." On May 25, 1999, the last sale price for the common stock, as reported on the Nasdaq National Market, was $1.69 per share.

          SEE "RISK FACTORS" BEGINNING ON PAGE 2 FOR FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.
                        -----------------------------------

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                        -----------------------------------

                    The date of this prospectus is June __, 1999

                                     GALAGEN INC.


     We are a nutritional products company. Our mission is to become the leading presence in foods, beverages and dietary supplements that help enhance the immune system. To accomplish this mission, we are focusing our efforts on segments of the consumer foods and beverages market and the clinical nutrition products markets that demand immune-enhancing benefits. A critical factor for our success is our immune-enhancing ingredient that is derived from colostrum, milk collected in the first few milkings of a dairy cow after its calf is born. We have branded our immune-enhancing ingredient Proventra-TM- Brand Natural Immune Components. The primary immune-enhancing components of Proventra are antibodies. Antibodies are proteins that enhance the body's immune system to protect against harmful pathogens. Proventra also provides proteins, such as lactoferrin, as well as growth factors and multiple vitamins and minerals.

     We are a Delaware corporation formed in 1992. Our executive offices are located at 1275 Red Fox Road, Arden Hills, Minnesota 55112, and our telephone number is (651) 634-4230.

                                    RISK FACTORS

     You should consider carefully the following risks before you decide to buy our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties also may impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations would likely suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of the money paid to buy our common stock.

GENERAL

      WE MAY NOT EVER ACHIEVE A PROFITABLE LEVEL OF OPERATIONS.

     Our ability to achieve profitable operations depends in large part on:
        - entering into agreements to develop products and establish markets for those products;and

        - making the transition from a research company to an operating and marketing company.

     We cannot be sure we will be successful in ever achieving either result. We have experienced significant operating losses in each year since our inception in 1987. We have an accumulated deficit of more than $57 million as of December 31, 1998. We may continue to lose money in the future.

     IF WE CANNOT OBTAIN CONTINUING FUNDING, WE MAY BE UNABLE TO IMPLEMENT OUR BUSINESS PLANS.

     If we cannot find adequate funding, we may have to delay or eliminate some of our product development plans. We may be required to grant licenses to others to establish markets for products or technologies that we would otherwise seek to market ourselves.

     Our cash requirements for working capital depend on numerous factors. These factors include:

          - our spending on marketing activities, including clinical marketing trials;
          - our progress in finding partners to help us develop products and market those products;
          - the willingness and ability of our partners to provide funding for our activities;
          -    our spending on product development programs;
          - the rate of technological advances in the production of our products;
          - our spending on facilities, equipment and personnel to make our products; and
          -    the status of competitive products.

     Our long-term ability to continue funding our planned operations depends on our ability to obtain additional funds through:

          -    product revenues;
          -    equity or debt financing;
          - finding partners to help us develop products and market those products;
          -    license agreements; or
          -    other financing sources.

     Because of our significant long-term capital requirements, we may seek to raise funds when conditions are favorable. We may do so even if we do not have an immediate need for the capital at the time we raise it. If we have not raised funds prior to when our needs for funding become immediate, we may be forced to raise funds when conditions are unfavorable. This could result in significant dilution of our current stockholders.

     IF WE DO NOT ACHIEVE A PROFITABLE LEVEL OF OPERATIONS AND CANNOT FIND FUNDING IN THE FUTURE, WE COULD EVENTUALLY BECOME INSOLVENT OR BANKRUPT.

     If we do not achieve a profitable level of operations and we do not obtain necessary funding from some source other than operations, we could eventually deplete our cash reserves and become insolvent or bankrupt.

     THE RELATIVELY LOW LEVEL OF TRADING IN OUR COMMON STOCK MAY MAKE IT HIGHLY VOLATILE.

     The volume of shares of common stock traded on the Nasdaq National Market has been relatively small. Given the small volume of shares traded, market fluctuations may have a particularly adverse effect on the market price of our common stock. We cannot be sure of the liquidity of the market for the common stock or the price at which any sales may occur. The volume of trading in our common stock in the future will depend upon the number of holders of the common stock, the interest of securities dealers in maintaining a market in the common stock and other factors beyond our control. The market price of our common stock could be subject to significant fluctuations in response to:

     -    our operating results;
     - the operating results of our competitors or other biotechnology companies;
     -    technological developments;
     -    government regulations;
     -    the status of our proprietary rights to potential products;
     -    litigation;
     -    public safety concerns; and
     -    other factors.

     Some of these factors are unrelated to our operating performance and beyond our control.

     GALAGEN AND THE OWNERS OF SHARES OF OUR COMMON STOCK MAY HAVE DIFFICULTY IN SELLING THOSE SHARES IN THE FUTURE IF OUR COMMON STOCK IS REMOVED FROM LISTING ON THE NASDAQ NATIONAL MARKET.

     We must meet specific requirements for our shares to continue to be listed on the Nasdaq National Market. We cannot be sure that we will continue to meet those requirements in the future. If we fail to meet the continued listing requirements, or fail to file a plan acceptable to Nasdaq for meeting those requirements, Nasdaq may remove our common stock from listing on the National Market. We cannot be sure that our common stock will continue to be listed on the National Market. If in the future our common stock fails to qualify for continued listing on the National Market, we would apply to have its listing transferred to the Nasdaq SmallCap Market. If the listing of our common stock is transferred from the National Market to the SmallCap Market, it may be more difficult for owners of our common stock to sell it through brokers. Additionally, we may have more difficulty raising funds through the sale of our common stock or securities convertible into common stock.

     If trading privileges in our common stock on the Nasdaq National Market were terminated, we would be required to demonstrate compliance with the applicable requirements for initial inclusion of a security on the Nasdaq National Market before our common stock would be listed again on that exchange. The requirements for initial inclusion are more stringent than those for continued listing.

     WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS THAT EXCEED OUR INSURANCE COVERAGE.

     Our business involves exposure to potential product liability risks that are inherent in the production, manufacture and distribution of consumer and clinical food products that are designed to be ingested. The successful assertion or settlement of any uninsured claim, a significant number of insured claims or a claim exceeding our insurance coverage could have a material adverse effect on our business and financial condition. Although we currently maintain a general insurance policy that includes coverage for product liability claims up to an aggregate amount of $3 million, we cannot be sure that we will be able to maintain such insurance on acceptable terms, or that such insurance will provide adequate protection. Furthermore, we cannot be sure that we will be able to secure increased insurance coverage as the markets for our products increase.



     IF WE RELY ON INACCURATE MARKET INFORMATION, WE COULD COMMIT RESOURCES TO PRODUCT DEVELOPMENT AND MARKETING EFFORTS THAT DO NOT BECOME PROFITABLE.


     Because we are currently developing our products and markets for those products, we are particularly reliant on market data. If that data is inaccurate, we may commit resources to product development and marketing efforts that do not become profitable. Product development and marketing efforts that do not become profitable may have a material adverse effect on our business and financial condition. We have obtained market and related data from a competitive-market analysis firm. We have not independently verified the accuracy of that information. In any event, the methodology typically used in compiling market and related data makes it subject to inherent uncertainties and estimations. As a result, we cannot be sure as to the accuracy or completeness of our market information.


     WE MAY NOT BE ABLE TO PRODUCE PROVENTRA OF ACCEPTABLE QUALITY ON A COMMERCIAL SCALE AND AT ACCEPTABLE COSTS.


     Given our limited experience in manufacturing Proventra, we cannot be sure that we will be successful in producing Proventra of acceptable quality on a commercial scale and at acceptable costs in our pilot plant facility. If we cannot, our business and financial condition could be materially adversely affected. Our production of Proventra will be regulated by the Minnesota Department of Agriculture. We believe that our current manufacturing facility will meet the anticipated requirements for the production of Proventra for use in consumer and clinical nutritional products through the year 2000. Further, we believe that contract manufacturers would be available to increase our Proventra production capacity quickly, if required. However, until we begin producing Proventra on a commercial scale, we cannot be sure that our production capabilities will be adequate


     WE MAY NOT BE ABLE TO ESTABLISH THE COLLABORATIONS THAT WILL BE CRITICAL TO THE SUCCESSFUL DEVELOPMENT AND MARKETING OF PRODUCTS CONTAINING PROVENTRA.


     We are relying on collaborations with larger, more established companies to develop and market products containing Proventra. Our or our collaborators' inability to bring products to market could have a material adverse effect on our business and financial condition. We anticipate that products containing Proventra will be introduced in particular markets in the last half of 1999 through collaborations we have established with other companies. However, introduction of these products to test markets on schedule depends on our ability and our collaborators' ability to accomplish the following:

     -    finalize market research;
     -    finalize product development;
     -    establish product manufacturing;
     - initiate marketing, sales and distribution activities related to our products; and
     -    provide the funding necessary to accomplish these activities.


     WE MAY ENCOUNTER DELAYS OR UNEXPECTED HIGH COSTS IN PRODUCT DEVELOPMENT.


     If we, or our strategic partners, cannot obtain accurate marketing data or develop a product responsive to the needs identified by that data, our business and financial condition could be materially adversely affected. The amount of time it will take us, together with our strategic partners, to develop consumer and clinical nutrition products and the associated costs of developing those products depends on, among other things, the results of our market research for consumer and clinical products. It also depends on our discussions with end users or purchasers of the potential products. Market research and discussions may give us indications of potential customers, what types of products they may desire and what clinical information is necessary for effective marketing and sales.

RISKS SPECIFIC TO FUNCTIONAL FOOD AND NUTRACEUTICAL PRODUCTS


     WE MAY NOT BE ABLE TO CONVINCE CONSUMERS THAT OUR PRODUCTS ARE SAFE.


     We are highly dependent upon consumers' perception of the safety and quality of our products as well as of similar products distributed by other companies. Thus, for example,the publication of reports asserting that such products may be harmful could have a material adverse effect on our business and financial condition, regardless of whether such reports are scientifically supported and regardless of whether the alleged harmful effects would be present at the dosages recommended for such products.

     INNOVATIVE INGREDIENTS MAY PRODUCE UNWANTED EFFECTS AND EXPOSE US TO PRODUCT LIABILITY CLAIMS OR LOSS OF CONSUMER CONFIDENCE.

     If we develop products with innovative ingredients that over time are shown to produce unwanted effects, we could be exposed to product liability claims and lose consumer confidence, which could have a material adverse effect on our business and financial condition. Some of our future products may contain innovative ingredients or combinations of ingredients that do not have a long history of human consumption. While we believe all of our products will be safe when taken as we direct, there is little long-term experience with human consumption of some of these innovative product ingredients or combinations of these products in concentrated form. Although we perform research and/or test the formulation and production of our products, we will sponsor only limited clinical studies or rely on other outside published data.


     LARGER COMPANIES WITH GREATER ACCESS TO

CAPITAL AND PRODUCT MARKETS MAY ENTER OUR SEGMENT OF THE NUTRITIONAL PRODUCTS MARKET.


     Increased competition in the nutritional products industry could have a material adverse effect on our business and financial condition. Because the industry generally has low barriers to entry, additional competitors could enter the market at any time.

     Potential competitors could be larger than we are, have greater access to capital than we do and may be better able to withstand volatile market conditions than we are. Although the nutritional products industry to date has been characterized by many relatively small participants, national or international companies, including pharmaceutical companies or other suppliers to mass merchandisers, may seek to enter or to increase their presence in this industry or to consolidate it.


     WE MAY BE UNABLE TO OBTAIN NECESSARY APPROVALS OR OTHERWISE COMPLY WITH GOVERNMENT REGULATIONS.


     Our current and potential functional foods and nutraceutical products may become subject to governmental regulation in the future. The burden of such regulation could add materially to the costs and risks of our development and marketing efforts. There can be no assurance that we could obtain the required approvals or comply with new regulations if our products are subject to additional governmental regulation in the future.

     Some of our products in development may be subject to regulation by one or more federal agencies, principally the Food and Drug Administration and the Federal Trade Commission, and to a lesser extent the Consumer Product Safety Commission and the United States Department of Agriculture, regarding the formulation, manufacturing, processing, packaging, labeling, advertising, distribution and sale of nutritional supplements. These activities are also regulated by various governmental agencies for the states and localities in which our products are sold, as well as by governmental agencies in foreign countries in which our products are sold. Among other matters, regulation by the FDA and FTC is concerned with claims made with respect to a product which refer to the value of the product in treating or preventing disease or other adverse health conditions.

RISKS SPECIFIC TO CRITICAL CARE NUTRITION PRODUCTS


     WE MAY BE UNABLE TO INCREASE THE SALES VOLUME OF OUR CRITICAL CARE NUTRITION PRODUCTS.


     Increasing the sales of our critical care nutrition products is an important part of our business strategy. If we are not successful in obtaining these sales increases, our business and financial condition may be materially adversely affected. We acquired our current critical care enteral nutrition products from Nutrition Medical on December 23, 1998. Our ability to increase sales levels of the acquired critical care enteral nutrition products will depend on our ability to successfully complete clinical marketing studies and on our ability to effectively execute our operating sales and marketing plans. We cannot be sure that we will succeed in increasing the sales of these products.


     OUR MARKETING EFFORTS MAY NOT GENERATE THE NAME RECOGNITION FOR OUR COMPANY AND OUR CRITICAL CARE PRODUCTS NECESSARY TO SIGNIFICANTLY ENHANCE REVENUES.


     We cannot be sure that our marketing efforts will achieve the name recognition of our company and of our critical care nutrition products necessary to significantly enhance revenues. If they do not, our business and financial condition could be materially adversely affected. Our products, with the exception of Glutasorb-TM-, are designed to be substantially equivalent to existing branded competitive products. Although we believe that the quality and efficacy of our critical care nutrition products are comparable to branded competitive products, no independent comparison between our critical care nutrition products and competitive products has been completed. We cannot be sure that the efficacy or quality of our critical care nutrition products is, or will be, comparable to branded competitive products. Furthermore, our name and our products are relatively unknown to large segments of our target markets.


     PRICE REDUCTIONS BY COMPETITORS COULD IMPAIR OUR ABILITY TO COMPETE IN THE CRITICAL CARE NUTRITION MARKET.


     Much of our marketing strategy for our critical care nutrition products is focused on the price advantage of our critical care nutrition products.
If a competitor reduces or eliminates the price advantage of our products, we cannot be sure that we will be able to compete successfully with the competitor, or operate profitably under such conditions. If we could not,our business and financial condition could be materially adversely affected. We believe that the principal advantage of our critical care nutrition products, with the exception of Glutasorb, is cost effectiveness. Because these products were only recently acquired, we have not yet experienced any competitor lowering its prices to offset any price advantage we may have. We are aware that while the products were owned by Nutrition Medical, at least one competitor in the critical care nutrition products market lowered prices to various customers of some branded products to levels that offset all or part of the price advantage held by Nutrition Medical. We believe that any selective price reductions by a competitor may result in lost sales of our competing products.


     OUR CONTRACT MANUFACTURERS MAY NOT BE ABLE TO PRODUCE OUR CRITICAL CARE NUTRITION PRODUCTS IN THE QUANTITIES OR OF THE QUALITY WE REQUIRE.


     We rely on contract manufacturers to produce our critical care nutrition products according to our specifications. Any interruption in supply from these manufacturers of any of our products could have a material adverse effect on our business and financial condition. We cannot be sure that contract manufacturers will consistently supply adequate quantities of our products on a timely basis or that the quality of such products will be consistently maintained. We also rely on these manufacturers to comply with all applicable government regulations and manufacturing guidelines. We cannot be sure these contract manufacturers will consistently comply with government regulations. In the event of a sale of a defective product, we would be exposed to product liability claims and could lose customer confidence. In addition, minimum quantity order requirements imposed by manufacturers may result in excess inventory levels, requiring additional working capital and increasing exposure to losses from inventory obsolescence.


WE MAY LOSE SIGNIFICANT CUSTOMERS.


     Our critical care nutrition product sales may become concentrated with a few large distributors and customers. We cannot be sure that orders from such customers will continue or that our future orders will not significantly decline, which could have a material adverse effect on our business and financial condition.


     WE MAY BECOME INVOLVED IN COSTLY LITIGATION WITH COMPETITORS.


     Companies in the private label industry are commonly the subject of claims and lawsuits brought by brand name competitors alleging that the private label products have formulas, labeling or packaging similar to competing brand name products. Such litigation may require the commitment of substantial management time and legal fees. Accordingly, such litigation may have a material adverse effect on our business and financial condition. Several of the critical care nutrition products we acquired from Nutrition Medical were the subject of a lawsuit alleging patent infringement. The suit was favorably resolved before we acquired the products. Similar claims may be made against us by competitors in the future. Competitors may also respond to our marketing strategy by more aggressively seeking patents on their products to limit our future product development efforts. If similar infringement allegations are made against us in the future, we may need to reformulate or repackage some of our current and future products to allow us to continue to market products that are comparable to competitors' patented products. We may be unable to effectively reformulate our products. Furthermore, we cannot be sure that a reformulated product would be viewed by customers to be essentially equivalent to the patented product. Moreover, we cannot be sure that any future lawsuits could be satisfactorily settled by reformulating, relabeling or repackaging a product.


     WE MIGHT NOT BE ABLE TO COMPETE WITH LARGER COMPANIES THAT HAVE SIGNIFICANT FINANCIAL RESOURCES.


     Our competitors in the critical care nutrition products market are established companies with significant financial resources. These companies sell branded products that have achieved a high level of customer awareness. If we are not able to compete successfully or operate profitably in this market, our business and financial condition could be materially adversely affected. Other companies may also enter this market.

     WE MAY NOT BE ABLE TO ENFORCE THE TRADEMARKS THAT WE ACQUIRED FROM NUTRITION MEDICAL.


     We cannot be sure that the trademarks we acquired from Nutrition Medical do not or will not violate the proprietary rights of others. Nor can we be sure that our proprietary rights in the marks would be upheld if challenged. If we were prevented from using the marks for any reason,our business and financial condition may be materially adversely affected. In addition, we cannot be sure that we will have the financial resources necessary to enforce or defend our trademarks, which could also have a material adverse effect on our business and financial condition. We are in the process of registering existing trademarks for the products acquired from Nutrition Medical with the United States Patent & Trademark Office. As part of Nutrition Medical, the products were not registered. Instead Nutrition Medical relied on common law trademark rights. The lack of such registration may impair our ability to successfully register the trademarks or to prosecute successfully an infringement action against other users of these trademarks.


     WE MAY NOT BE ABLE TO OBTAIN NECESSARY APPROVALS OR OTHERWISE COMPLY WITH CURRENT OR FUTURE GOVERNMENT REGULATIONS.


     Our critical care products and potential critical care products are, or will be, subject to government regulation. Our current products are regulated as food and medical food by the FDA and are subject to labeling requirements, current good manufacturing practice regulations and other regulations designed to ensure the safety of the products. Our current and potential products may become subject to further governmental regulation in the future. The burden of such regulation could add materially to the costs and risks of our development and marketing efforts. There can be no assurance that we could obtain the required approvals or comply with new regulations if our products are subject to additional governmental regulation in the future.

     Claims we make in labeling and advertising our products are subject to regulation by the FDA, the FTC and various state agencies under their general authority to prevent false, misleading and deceptive trade practices. These regulations involve stringent tracking, testing and documentation standards. Failure to comply with such requirements can result in adverse regulatory action, including injunctions, civil or criminal penalties, product recalls or the relabeling, reformulation or possible termination of products.


                       -------------------------------



     This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about our business and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, as more fully described below and elsewhere in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                  PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock is listed on the Nasdaq National Market under the symbol GGEN. The following table shows, for the calendar periods indicated, the reported high and low sale prices of the common stock on the Nasdaq National Market, as reported by the Nasdaq National Market.


                                                  HIGH           LOW
                                               ---------     ----------
1997:
  First Quarter. . . . . . . . . . . . . .       $4.625         $1.750
  Second Quarter . . . . . . . . . . . . .        3.250          2.000
  Third Quarter. . . . . . . . . . . . . .        2.750          2.000
  Fourth Quarter . . . . . . . . . . . . .        2.375          1.500

1998:
  First Quarter. . . . . . . . . . . . . .       $2.250         $0.844
  Second Quarter . . . . . . . . . . . . .        3.313          1.563
  Third Quarter. . . . . . . . . . . . . .        4.000          1.625
  Fourth Quarter . . . . . . . . . . . . .        3.000          1.375

1999:
  First Quarter. . . . . . . . . . . . . .       $2.625         $1.750
  Second Quarter (through May 24, 1999).          2.250          1.500



     As of May 24, 1999 there were 149 holders of record of our common stock.


     We have never declared or paid any cash dividends on our common Stock. We currently do not anticipate paying any cash dividends in the foreseeable future.

                                SELLING STOCKHOLDERS


     The following table presents the number of outstanding shares of our common stock beneficially owned by the selling stockholders as of May 24, 1999. The table also presents the maximum number of shares proposed to be sold by the selling stockholders and the number of shares they will own after the sales.
The percentages are based on  10,298,996 shares outstanding on May 24, 1999.



                                       SHARES OWNED                            SHARES OWNED
                                     PRIOR TO OFFERING                      AFTER OFFERING (1)
                                 -------------------------                -----------------------
                                               PERCENT OF      SHARES                 PERCENT OF
       NAME                       NUMBER       OUTSTANDING    OFFERED      NUMBER     OUTSTANDING
----------------------------  ----------      ------------  ---------     -------     ------------
NM Holdings, Inc.                318,800            3.1        318,800         0             --

Lombard Odier & Cie            1,015,800            9.9      1,015,000         0             --

H. Leigh Severance                50,000              *         50,000         0             --

H. L. Severance, Inc. Profit
Sharing Plan and Trust            35,000              *         35,000         0             --

H. L. Severance, Inc.
Pension Plan and Trust            15,000              *         15,000         0             --

Winston R. Wallin (2)            264,605            2.6        200,000    64,605              *

-------------------------
*Less than 1%.
(1)  Assumes sale of all shares of the selling stockholders being offered.


(2) Includes 27,635 shares and a warrant to purchase 1,805 shares beneficially owned by The Wallin Foundation. Mr. Wallin disclaims beneficial ownership of these shares. Mr. Wallin has been on our Board of Directors since 1993.


                                PLAN OF DISTRIBUTION
     The selling stockholders may sell the shares being offered from time to time in one or more transactions:

     -    on the Nasdaq National Market or otherwise;
     -    in the over-the-counter market;
     -    in negotiated transactions;
     - through the writing of options on shares, whether the options are listed on an options exchange or otherwise; or
     -    a combination of such methods of sale.

     The selling stockholders may sell the shares at market prices prevailing at the time of sale, at prices related to those market prices or at negotiated prices. The selling stockholders also may sell the shares pursuant to Rule 144 adopted under the Securities Act of 1933 as permitted by that Rule. The selling stockholders may effect transactions by selling shares directly to purchasers or to or through broker-dealers. The broker-dealers may act as agents or principals. The broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares. The compensation of any particular broker-dealer may be in excess of customary commissions. The selling stockholders and broker-dealers that participate with the selling stockholders in the distribution of shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any commissions received by them and any profit on the resale of shares may be deemed to be underwriting compensation. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales of shares in the market.

     Upon notification to us by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale or purchase of shares, a supplement to this prospectus will be filed, if required, disclosing:

     -    the name of the participating broker-dealers;
     -    the number of shares involved;
     -    the price at which such shares were sold;
     - the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;
     - that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and
     -    other facts material to the transaction.

     NM Holdings, one of the selling stockholders, has agreed to limit its sales of shares offered by this prospectus as follows:

     - immediately upon effectiveness of the registration statement to which this prospectus relates, it may sell up to 10% of the offered shares;
     - during each month of December 1998 through May 1999 it may sell up to an additional 5% of the offered shares per month; and

     - during each month of June 1999 through November 1999 it may sell up to an additional 10% of the offered shares per month.

     We may suspend sales of shares offered by this prospectus for a limited time, according to the terms of the purchase agreements relating to the shares. We will promptly notify the selling stockholders any time sales of shares are suspended and will promptly notify the selling stockholders of the termination of any such suspension.

                        WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. Our SEC filings are also available at the office of the National Association of Securities Dealers, Inc. For more information on obtaining copies of our public filings at the National Association of Securities Dealers, Inc., you should write to National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and prior to the time that all the securities offered by this prospectus are sold:


     - Annual Report on Form 10-K for the year ended December 31, 1998 (including information specifically incorporated by reference into our Form 10-K from our 1998 Annual Report to Shareholders and our definitive Notice and Proxy Statement for our 1999 Annual Meeting of Shareholders);



     -    Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;
          and


     - the description of our common stock contained in the registration statement on Form 8-A filed on March 13, 1996 and any amendment or reports filed to update that description after the date of this prospectus.

     You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

                    Mr. Robert A. Hoerr, M.D., Ph.D.
                    Chairman of the Board of Directors
                     and Chief Executive Officer
                    GalaGen Inc.
                    1275 Red Fox Road
                    Arden Hills, Minnesota 55112
                    (651) 634-4230

     You should rely only on the information incorporated by reference or presented in this prospectus. We have not authorized anyone else to provide you with different information. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover page of this prospectus.

                                   LEGAL OPINIONS

     Faegre & Benson LLP, 2200 Norwest Center, Minneapolis, Minnesota 55402 will pass upon the validity of the shares of common stock offered by this prospectus.

                                      EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report thereon included in that Report and incorporated in this prospectus by reference. Those financial statements are incorporated in this Prospectus by reference in reliance upon their report given upon their authority as experts in accounting and auditing.

                                       PART II

                       INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.       OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          Expenses in connection with the issuance and distribution of the shares of common Stock being registered hereunder other than underwriting commissions and expenses, are estimated below.

        SEC registration fee . . . . . . . . . .   $        808
        Nasdaq listing fee . . . . . . . . . . .         17,500
        Legal services and expenses. . . . . . .         65,000
        Accounting services and expenses . . . .          1,000
        Printing fees. . . . . . . . . . . . . .            500
        Miscellaneous. . . . . . . . . . . . . .          5,192
                                                ---------------
        Total                                      $     90,000
                                                ---------------
                                                ---------------

          Except for the SEC registration fee and the Nasdaq listing fee, all of the foregoing expenses have been estimated. The selling stockholders will bear fees and disbursements of their own legal counsel and transfer taxes, provided, however, that the Registrant will pay up to $1,250 of the expenses for legal counsel to NM Holdings in connection with the registration of this offering.
The Registrant will bear all other expenses.

ITEM 15.       INDEMNIFICATION OF DIRECTORS AND OFFICERS

          Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of his or her services as a director or officer of the corporation, or his or her service, at the corporation's request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees) that are actually and reasonably incurred by him or her ("Expenses"), and judgments, fines and amounts paid in settlement that are actually and reasonably incurred by him or her, in connection with the defense or settlement of such action, provided that he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. Although Delaware law permits a corporation to indemnify any person referred to above against Expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnity for such Expenses as the court deems proper. The General Corporation Law of the State of Delaware also provides for mandatory indemnification of any director, officer, employee or agent against Expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the General Corporation Law of the State of Delaware provides for the general authorization of advancement of a director's or officer's litigation Expenses in lieu of requiring the authorization of such advancement by the board of directors in specific cases, and that indemnification and advancement of Expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification of Expenses may be entitled under any bylaw, agreement or otherwise.

          The Restated Certificate of Incorporation of the Registrant eliminates the personal liability of a director to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except under certain circumstances involving certain wrongful acts such as breach of a director's duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for any unlawful acts under Section 174 of the General Corporation Law of the State of Delaware, or for any transaction from which a director derives an improper personal benefit. The Registrant's Restated Certificate of Incorporation and Restated Bylaws provide for the broad indemnification of the directors and officers of the Registrant and for advancement of litigation expenses to the fullest extent required or permitted by current Delaware law.

          Under the purchase agreement filed as Exhibit 4.2 hereto and the Registration Rights Agreement filed as Exhibit 4.5 hereto, the selling stockholders agree to indemnify, under certain conditions, the Registrant, its directors, certain of its officers and persons who control the Registrant within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

ITEM 16.       EXHIBITS


Exhibit
Number
-------
3.1        Restated Certificate of Incorporation of the Registrant. (1)
3.2        Restated Bylaws of the Registrant. (2)
4.1        Specimen Common Stock Certificate. (3)
4.2        Asset Purchase Agreement by and between the Registrant and Nutrition
           Medical, Inc. dated as of September 1, 1998. (4)
4.3        Amendment to Asset Purchase Agreement by and between the Registrant and
           Nutrition Medical, Inc. dated as of October 28, 1998. (5)
4.4        Second Amendment to Asset Purchase Agreement by and between the
           Registrant and Nutrition Medical, Inc. dated as of December 23, 1998.
           (6)
4.5        Form of Registration Rights Agreement dated April 20, 1999. (7)
4.6        Subscription Agreement and Investment Letter dated April 20, 1999
           (Lombard Odier & Cie). (7)
4.7        Subscription Agreement and Investment Letter dated April 20, 1999
           (H. Leigh Severance). (7)
4.8        Subscription Agreement and Investment Letter dated April 20, 1999
           (H. L. Severance, Inc. Profit Sharing Plan and Trust). (7)
4.9        Subscription Agreement and Investment Letter dated April 20, 1999
           (H. L. Severance, Inc. Pension Plan and Trust). (7)
4.10       Subscription Agreement and Investment Letter dated April 20, 1999
           (Winston R. Wallin). (7)
5          Opinion of Faegre & Benson LLP. (7)
23.1       Consent of Ernst & Young LLP. (7)
23.2       Consent of Faegre & Benson LLP (included in Exhibit 5).
24         Powers of Attorney of directors and officers of the  Registrant. (7)

-------------------------
     (1) Incorporated herein by reference to Exhibit No. 3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996 (File No. 0-27976).
     (2) Incorporated by reference to Exhibit No. 3.4 of the Registrant's Registration Statement on Form S-1 (Registration No. 333-1032)
     (3) Incorporated herein by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form S-1 (Registration No. 333-1032).
     (4) Incorporated herein by reference to Exhibit No. 10.26 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 1998 (File No. 0-27976).
     (5) Incorporated herein by reference to Exhibit No. 2.2 to the Registrant's Current Report on Form 8-K dated December 23, 1998 (File No. 0-27976).
     (6) Incorporated herein by reference to Exhibit No. 2.3 to the Registrant's Current Report on Form 8-K dated December 23, 1998 (File No. 0-27976).

     (7)  Filed with original or amendment filing.


ITEM 17.       UNDERTAKINGS.

          The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement, and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement provided, however, that paragraphs (1)(i) and
     (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                    SIGNATURES


          Pursuant to the requirements of the Securities Act of 1933, the undersigned Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Arden Hills, State of Minnesota, on May 28, 1999.


                                       GALAGEN, INC.
                                       (Registrant)


                                        By /s/ Robert A. Hoerr
                                           ------------------------------------
                                           Robert A. Hoerr, M.D., Ph.D.
                                           CHAIRMAN OF THE BOARD OF DIRECTORS
                                           AND CHIEF EXECUTIVE OFFICER


          Pursuant to the requirements of the Securities Act of 1933, this Amendment has been signed below by the following persons, representing a majority of the Board of Directors, in the capacities indicated as of May 28, 1999.


          NAME                                    TITLE
/s/ Robert A. Hoerr
---------------------------
Robert A. Hoerr, M.D., Ph.D.       Chairman of the Board of Directors and
                                   Chief Executive Officer and Director
                                   (Principal Executive Officer)


             *
-----------------------------
     Henry J. Cardello             President and Director (acting Principal
                                   Financial Officer and Principal Accounting
                                   Officer)

             *
-----------------------------
       Ronald O. Ostby             Director

*Robert A. Hoerr, M.D., Ph.D., by signing his name hereto, does hereby sign this document on behalf of himself and each of the other above-named directors and officers of the Registrant pursuant to powers of attorney duly executed by such person.

/s/ Robert A. Hoerr
----------------------------------
   Robert A. Hoerr, M.D., Ph.D.

                                    EXHIBIT INDEX

EXHIBIT   DESCRIPTION                                      PAGE
-------   --------------------------------------  -------------------------
3.1       Restated Certificate of Incorporation   Incorporated by Reference
          of the Registrant. (1)
3.2       Restated Bylaws of the  Registrant. (2) Incorporated by Reference
4.1       Specimen Common Stock Certificate. (3)  Incorporated by Reference
4.2       Asset Purchase Agreement by and         Incorporated by Reference
          between the Registrant and Nutrition
          Medical, Inc. dated as of
          September 1, 1998. (4)
4.3       Amendment to Asset Purchase Agreement   Incorporated by Reference
          by and between the Registrant and
          Nutrition Medical, Inc. dated as of
          October 28, 1998. (5)
4.4       Second Amendment to Asset Purchase      Incorporated by Reference
          Agreement by and between the
          Registrant and Nutrition Medical,
          Inc. dated as of December 23, 1998. (6)
4.5       Form of Registration Rights Agreement   Previously Filed Electronically
          dated April 20, 1999
4.6       Subscription Agreement and Investment   Previously Filed Electronically
          Letter dated April 20, 1999
          (Lombard Odier & Cie)
4.7       Subscription Agreement and Investment   Previously Filed Electronically
          Letter dated April 20, 1999
          (H. Leigh Severance)
4.8       Subscription Agreement and Investment   Previously Filed Electronically
          Letter dated April 20, 1999 (H. L.
          Severance, Inc. Profit Sharing Plan
          and Trust)
4.9       Subscription Agreement and Investment   Previously Filed Electronically
          Letter dated April 20, 1999 (H. L.
          Severance, Inc. Pension Plan and Trust)
4.10      Subscription Agreement and Investment   Previously Filed Electronically
          Letter dated April 20, 1999
          (Winston R. Wallin)
5         Opinion of Faegre & Benson LLP.         Previously Filed Electronically
23.1      Consent of Ernst & Young LLP.           Previously Filed Electronically
23.2      Consent of Faegre & Benson LLP          Previously Filed Electronically
          (included in Exhibit 5).
24        Powers of Attorney of directors and     Previously Filed Electronically
          officers of the  Registrant.

---------------------------
     (1) Incorporated herein by reference to Exhibit No. 3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996 (File No. 0-27976).
     (2) Incorporated by reference to Exhibit No. 3.4 of the Registrant's Registration Statement on Form S-1 (Registration No. 333-1032)
     (3) Incorporated herein by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form S-1 (Registration
          No. 333-1032).
     (4) Incorporated herein by reference to Exhibit No. 10.26 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 1998 (File No. 0-27976).
     (5) Incorporated herein by reference to Exhibit No. 2.2 to the Registrant's Current Report on Form 8-K dated December 23, 1998 (File No. 0-27976).
     (6) Incorporated herein by reference to Exhibit No. 2.3 to the Registrant's Current Report on Form 8-K dated December 23, 1998 (File No. 0-27976).